MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2021

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 10, 2021 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three and nine months ended September 30, 2021, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q3 2021” and “Q3 2020” are to the three months ended September 30, 2021 and September 30, 2020, respectively, all references in this MD&A to “YTD 2021” and “YTD 2020” are to the nine months ended September 30, 2021 and September 30, 2020, respectively, and all references in this MD&A to “H1 2021” are to the six months ended June 30, 2021. As well, this MD&A should be read in conjunction with the Company’s December 31, 2020 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various non-IFRS measures, such as C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Working Capital, Available Liquidity, and Net Debt. Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of November 10, 2021, unless otherwise stated.

BUSINESS OVERVIEW

Ero, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company’s website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. September 30, 2021 MD&A | Page 1

HIGHLIGHTS

	2021 - Q3	2021 - Q2	2021 - YTD	2020 - Q3	2020 - YTD
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	572,666	553,992	1,724,252	553,148	1,788,178
Grade (% Cu)	1.90	2.13	2.11	2.18	2.03
Cu Production (tonnes)	10,057	10,898	33,593	10,961	32,796
Cu Production (lbs)	22,170,355	24,025,913	74,058,876	24,163,829	72,301,862
Cu Sold in Concentrate (tonnes)	10,762	10,093	33,324	11,530	32,549
Cu Sold in Concentrate (lbs)	23,726,561	22,252,643	73,467,617	25,420,164	71,757,880

C1 Cash Cost of Cu Produced (per lb)(1)	$0.94	$0.72	$0.70	$0.63	$0.66

Gold (NX Gold Operations)
Ore Processed (tonnes)	42,874	43,935	124,422	41,749	117,067
Au Production (oz)	9,426	10,377	29,254	9,436	26,041

Realized Au price (per oz)(1)(2)	$1,746	$1,803	$1,783	$1,931	$1,766
Cash Cost of Au Produced (per oz)(1)	$538	$499	$508	$421	$478
AISC of Au produced (per oz)(1)	$741	$660	$681	$579	$636

Financial information ($millions, except per share amounts)
Revenues	$111.8	$120.7	$355.0	$94.3	$232.8
Gross profit	68.0	83.7	234.5	59.6	129.8
EBITDA(1)	48.5	112.0	215.7	52.1	24.9
Adjusted EBITDA(1)	72.9	85.5	245.1	62.5	138.4
Cash flow from operations	150.7	85.1	297.9	44.4	124.2
Net income (loss)	26.4	84.0	142.4	31.4	(13.8)
Net income (loss) attributable to owners of the Company	26.1	83.4	141.2	31.1	(14.2)
- Per share (Basic)	0.29	0.95	1.60	0.36	(0.16)
- Per share (Diluted)	0.28	0.89	1.52	0.34	(0.16)
Adjusted net income attributable to owners of the Company(1)	45.7	53.7	155.7	36.7	77.8
- Per share (Basic)	0.52	0.61	1.76	0.42	0.90
- Per share (Diluted)	0.49	0.58	1.67	0.40	0.85

Cash, cash equivalents, and short-term investments	119.1	137.7	119.1	54.3	54.3
Working capital (deficit)(1)	81.4	118.9	81.4	(9.4)	(9.4)
Net debt(1)	(63.7)	19.2	(63.7)	118.4	118.4

(1) Please refer to the section titled "Non-IFRS Measures" within this MD&A for a discussion of non-IFRS measures.
(2) Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

Ero Copper Corp. September 30, 2021 MD&A | Page 2

Q3 2021 Highlights

Proactive mitigation of the potential impacts of the COVID-19 pandemic continue

•While increasing local vaccination rates and declining case counts are encouraging, the Company continues to closely monitor the COVID-19 pandemic and remains engaged in operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.
•The Company continues to have no material disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic. Since the onset of the COVID-19 pandemic in early 2020, the Company has continued to implement measures to mitigate the impact of COVID-19 on its workforce and operations as well as provide financial and medical support to the regions in which the Company operates.

Q3 2021 operational performance and execution of strategic initiatives: positioning the MCSA Mining Complex for expanded operations and the Company's balance sheet for growth plans

•The MCSA Mining Complex processed 572,666 tonnes of ore grading 1.90% copper, producing 10,057 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 92.4%; YTD 2021 copper production totaled 33,593 tonnes based on approximately 1.7 million tonnes processed at copper grades of 2.11% and metallurgical recoveries of 92.3%.
•The second and final phase of scheduled mill maintenance at the MCSA Mining Complex was completed at the end of Q3 2021, positioning the Company for higher mill throughput and strong copper production in Q4 2021.
•The NX Gold Mine processed 42,874 tonnes grading 7.37 grams per tonne, producing 9,426 ounces of gold after metallurgical recoveries of 92.7% and 6,575 ounces of silver produced as by-product; YTD 2021 tonnes processed totaled 124,422 at an average grade of 7.67 grams per tonne, producing 29,254 ounces of gold after metallurgical recoveries of 95.4% and 19,172 ounces of silver produced as by-product.
•Construction of the NX Gold Mine's paste-fill plant concluded in Q3 2021, and commissioning is currently underway. Integration into the operations is anticipated before year-end with implementation expected to improve overhand cut and fill mining operations and enhance pillar recovery throughout the mine.
•C1 cash costs during the quarter were $0.94 per pound of copper produced at the MCSA Mining Complex, resulting in YTD 2021 C1 cash costs to $0.70 per pound of copper produced (see Non-IFRS Measures).
•At the NX Gold Mine, C1 cash costs and AISC during the quarter were $538 and $741, respectively, per ounce of gold produced, resulting in YTD 2021 C1 cash costs and AISC of $508 and $681, respectively, per ounce of gold produced (see Non-IFRS Measures).
•Record cash flows from operations during the quarter of $150.7 million were driven by strong operating performance and a $100.0 million upfront payment related to the August 2021 closing of the $110 million streaming agreement with Royal Gold (as defined below) in relation to gold production from the NX Gold Mine (the "NX Gold Transaction").
•During the quarter, the Company repaid $100.0 million of principal on its $150.0 million senior secured revolving credit facility. As a result, available liquidity at quarter-end was $219.1 million, including cash and cash equivalents of $92.6 million, $26.4 million in short-term investments, and $100.0 million of undrawn availability under its senior revolving credit facility.

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Tracking towards the high-end of the Company's reaffirmed production guidance ranges; updating full-year AISC guidance for the NX Gold Mine as well as capital expenditure guidance for the MCSA Mining Complex

•The Company is well-positioned to achieve the high-end of its 2021 copper production guidance range with higher anticipated mill throughput volumes at the MCSA Mining Complex in Q4 2021 expected to more than offset lower copper grades processed.
•The Company is also tracking towards the high-end of its 2021 gold production guidance range with mining activity at the NX Gold Mine in Q4 2021 planned to occur in lower grade stopes of the Santo Antonio Vein.
•The Company is lowering its 2021 AISC guidance range for the NX Gold Mine to $650 to $725 per ounce of gold produced based upon lower sustaining capital expenditures year-to-date. The Company is reaffirming its C1 cash cost guidance for the MCSA Mining Complex and the NX Gold Mine.
•The Company is reaffirming its full-year capital expenditure guidance for the NX Gold Mine and updating its 2021 capital expenditure guidance for the MCSA Mining Complex to reflect the acceleration of: (i) the Phase 2 cooling project, (ii) long-lead item purchases related to the new external shaft of the Pilar Mine and (iii) early civil and road construction activities at the Boa Esperança project into Q4 2021. Capitalized development costs at the MCSA Mining Complex have also been updated to reflect inflationary pressures impacting consumables used in development activities. More information is provided in the 2021 Guidance / Outlook section below.

Exploration programs continue to yield exceptional results both in-mine and near-mine at the MCSA Mining Complex and the NX Gold Mine; expected to drive positive year-end mineral resource and reserve update

•Q3 2021 exploration activities continued to generate strong results results ahead of the Company's year-end mineral reserve and resource update. Ongoing exploration efforts are focused on aggressively advancing target zones and new mineral systems within each of the Company’s core exploration programs in an effort to meaningfully augment near- to long-term production at both the MCSA Mining Complex and the NX Gold Mine.
•Please refer to the Company’s press release dated October 14, 2021 for the latest results from the Company’s ongoing exploration programs.

Organic Growth Projects

•Site clearing and early civil works for the new external shaft supporting the Deepening Extension Project commenced in September 2021. Concurrent engineering and design efforts are focused on optimizing the 2020 shaft design and evaluating the potential for increased production volumes from the Pilar Mine longer-term. The shaft design review is centered upon a potential increase in the shaft depth and diameter in order to (i) enhance flexibility for continuing to extend the mine to depth with new drilling and (ii) optimize material and personnel movement to maximize productive shaft capacity from the highest-grade known area of the Pilar Mine.

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•On September 28, 2021, the Company announced results for the optimized Feasibility Study on its Boa Esperança Project, where early construction works are expected to commence in H1 2022, subject to the approval by the Company's Board of Directors. Select highlights include:
◦41.8% after-tax internal rate of return and $380 million after-tax net present value (8%) based on Consensus Copper Prices[1] and a 5.00 BRL:USD exchange rate;
◦Doubled life-of-mine ("LOM") copper production to approximately 326,000 tonnes from 163,000 tonnes in the 2017 Study[2] with increased mine life of twelve years;
◦Average LOM copper production increased to over 27,000 tonnes per annum, with the first five years of production averaging approximately 35,000 tonnes per annum; and
◦Low capital-intensity of approximately $8,400 per tonne of average annual copper production for the first 5 years of the Project, resulting in rapid payback of 1.4 years at Consensus Copper Prices.

[1]    Consensus Copper Prices based on the average analyst copper price estimates from 26 financial institutions as of August 31, 2021, or the effective date of the mineral resource and mineral reserve estimates for the Boa Esperança Project as disclosed in the press release dated September 28, 2021, resulting in $3.80 per pound in 2024, $3.95 per pound in 2025 and $3.40 per pound in 2026 and thereafter. Using Consensus Copper Prices, the average LOM copper price is $3.51 per pound. Using a flat $3.50 per pound copper price over the LOM, the Boa Esperança Project generates a 38.0% after-tax internal rate of return and a $361 million after-tax net present value (8%), assuming a 5.00 BRL:USD exchange rate.
[2]    The "2017 Study" is defined as the technical report entitled "Feasibility Study Technical Report for the Boa Esperança Copper Project, Pará State, Brazil”, dated September 7, 2017 with an effective date of June 1, 2017, prepared by Rubens Mendonça, MAusIMM of SRK Consultores do Brasil Ltda. (“SRK”) as at the date of the report and Carlos Barbosa, MAIG and Girogio di Tomi, MAusIMM, both of SRK Brazil, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (as defined below).

Corporate Highlights - NX Gold Transaction significantly strengthens Company's balance sheet during Q3 2021

•In August 2021, the Company closed the $110 million NX Gold Transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (collectively "Royal Gold"), unlocking significant value from the NX Gold Mine and further highlighting the exploration potential of the broader NX Gold land package.
◦The Company received upfront cash consideration of $100 million for the purchase of 25% of gold produced until 93,000 ounces of gold have been delivered, decreasing to 10% of gold produced over the remaining life of mine. Royal Gold will make ongoing payments equal to 20% of the prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received, after which it will pay 40% of the prevailing spot gold price for each ounce of gold delivered. Additional payment obligations of Royal Gold include:
▪Up to US$5 million payable, available through the end of 2024, based upon the number of ounces of gold added to the Measured and Indicated mineral resource categories as compared to the mineral resources as of the effective date of the NX Gold Transaction at a rate of US$20 per ounce;
▪Up to US$5 million payable, available from 2022 through the end of 2024, based upon completion of planned meters of drilling within the exploration concessions of the NX Gold Mine at a rate of US$100 per meter; and
▪US$5 per ounce of gold delivered under the NX Gold Transaction payable to the Company as contribution towards ongoing ESG initiatives within the area of influence of the mine.
•The Company used cash on hand, bolstered by proceeds from the NX Gold Transaction, to repay $100 million of principal on its $150 million senior secured revolving credit facility during the quarter. At September 30, 2021, the Company had $50 million drawn under its $150 million senior secured revolving credit facility.

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Q3 2021 Financial Report

•Cash flow from operations: Q3 2021 cash flow from operations was a record $150.7 million, an increase of $106.3 million from $44.4 million in Q3 2020. Cash flow from operations benefited from an $8.4 million increase in gross margins attributed to higher copper prices, as well as $100.0 million in proceeds from the NX Gold Transaction.
•Net income: Q3 2021 net income was $26.4 million (basic net income per share of $0.29) compared to $31.4 million (basic net income per share of $0.36) in Q3 2020. The decrease was mainly attributed to a $10.4 million unrealized mark-to-market adjustments on the Company's foreign exchange derivatives, partially offset by higher gross margins.
•Adjusted net income per share (see Non-IFRS Measures): Q3 2021 adjusted net income per share was $0.52 (diluted - $0.49) compared with $0.42 (diluted - $0.40) in Q3 2020. The increase in adjusted net income per share was primarily attributed to an increase in copper prices compared to the same quarter of the prior year.
•Unrealized foreign exchange losses: Q3 2021 financial results were impacted by the weakening of the BRL against the USD in comparison to the end of the second quarter of 2021, mainly through the change in the mark-to-market valuation of derivatives used to hedge BRL revenues. During Q3 2021, the Company recognized a $12.3 million non-cash valuation loss on its USD/BRL foreign exchange collars, compared with a $1.1 million non-cash valuation loss on USD/BRL foreign exchange collars in Q3 2020. The Company uses these structures to hedge Brazilian Real-measured revenues and does not believe that this impact on the income statement reflects the underlying profitability of the Company as it provides no offset for the expected future benefits/costs of a lower/higher BRL/USD exchange rate on operating costs and capital expenditures of the Company’s underlying business. These benefits/costs may outweigh the Company’s projected hedge losses/gains that may result from these collars.

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REVIEW OF OPERATIONS

Mineração Caraíba S.A. (Vale do Curaçá):

Copper (MCSA Operations)	2021 - Q3	2021 - Q2	2021 - YTD	2020 - Q3	2020 - YTD
Ore processed (tonnes)	572,666	553,992	1,724,252	553,148	1,788,178
Grade (% Cu)	1.90	2.13	2.11	2.18	2.03
Recovery (%)	92.4	92.5	92.3	90.8	90.2

Cu Production (tonnes)	10,057	10,898	33,593	10,961	32,796
Cu Production (lbs)	22,170,355	24,025,913	74,058,876	24,163,829	72,301,862

Concentrate grade (% Cu)	33.5	34.7	34.3	34.0	33.8
Concentrate sales (tonnes)	31,369	29,404	97,126	34,324	96,591
Cu Sold in concentrate (tonnes)	10,762	10,093	33,324	11,530	32,549
Cu Sold in concentrate (lbs)	23,726,561	22,252,643	73,467,617	25,420,164	71,757,880

C1 cash cost of copper produced (per lb)	$0.94	$0.72	$0.70	$0.63	$0.66

The Company’s MCSA Mining Complex delivered solid operating performance in Q3 2021, producing 10,057 tonnes of copper resulting in YTD 2021 copper production of 33,593 tonnes. Lower copper grades quarter-on-quarter due to planned mine sequencing were partially offset by increased tonnes processed following the completion of the second and final phase of scheduled mill maintenance at the MCSA Mining Complex during Q3 2021. The Company was able to use excess capacity generated by the high-intensity grinding ("HIG") mill during the quarter to help mitigate the impact of downtime associated with mill maintenance.

During Q3 2021, at the Pilar Mine, 346,040 tonnes of ore were mined grading 2.03% copper (as compared to 345,991 tonnes of ore grading 1.68% copper during Q2 2021). At the Vermelhos Mine, 231,543 tonnes of ore were mined grading 1.49% copper (as compared to 201,143 tonnes of ore grading 2.55% copper during Q2 2021). Contributions from both mines resulted in total ore mined during the period of 577,583 tonnes grading 1.62% copper. During Q3 2021, 572,666 tonnes of ore grading 1.90% copper were processed, producing 10,057 tonnes of copper after average metallurgical recoveries of 92.4%.

Total YTD 2021 processed volumes of 1,724,252 tonnes grading 2.11% copper generated copper production of 33,593 tonnes in concentrate after average metallurgical recoveries of 92.3%.

The preventative mill maintenance that concluded at the end of Q3 2021 was conducted to help prepare the MCSA Mining Complex mill for expanded operations and higher throughput volumes, including from Surubim open pit mine where pre-stripping activity continued during the quarter. Initial production from the Surubim open pit, including the processing of ore stockpiled during pre-stripping, is expected to drive higher mill throughput volumes and lower average processed copper grades during Q4 2021.

C1 cash costs per pound of copper produced during Q3 2021 averaged $0.94 (see Non-IFRS Measures), resulting in YTD 2021 C1 cash costs per pound of copper produced of $0.70. Cost performance during the first nine months of 2021 was ahead of full-year cost guidance due to elevated grades mined and processed relative to budget, strong overall operational performance at the Company’s MCSA Mining Complex, continued weakness of the BRL versus the US dollar and strength in the underlying price of gold and silver produced as by-products.

Ero Copper Corp. September 30, 2021 MD&A | Page 7

The Company anticipates higher C1 cash costs per pound of copper produced at the MCSA Complex in Q4 2021 and in 2022 due to the impact of industry-wide and Brazil-specific inflationary cost pressures on the Company's operations combined with lower processed copper grades as the Company increases mill throughput contributions from the Surubim open pit mine.

The Company’s exploration programs continued to deliver exceptional results throughout the Curaçá Valley during the period. Results within the Deepening Extension and ongoing drill programs within the upper levels of the Pilar Mine, including new drilling within the South Extension, are supportive of new design efforts to evaluate the potential for increasing overall production volumes from the mine over the long-term. Exploration drilling at the Vermelhos Mine continued to extend the limits of known mineralization within a north-trending mineralized corridor (encompassing the East Zone Conduit, in-mine extensions of UG1 and UG3 and the Southern Vermelhos Corridor connecting the Vermelhos Mine to Siriema). In addition to exploration in and around current operations, the Company’s re-evaluation of past producing open pit mines at MCSA continues to generate positive results as drilling beneath Lagoa da Mina, part of the past producing Angicos Mine, continues to extend the known limits of mineralization indicating that the previously identified zone of high-grade mineralization extends an additional 200 meters down-plunge and remains open to depth. Please refer to the Company’s press release dated October 14, 2021 for additional details on the Company's ongoing exploration programs.

NX Gold S.A.

Gold (NX Gold Operations)	2021 - Q3	2021 - Q2	2021 - YTD	2020 - Q3	2020 - YTD
Ore mined (tonnes)	41,654	44,994	124,422	41,749	117,067
Ore processed (tonnes)	42,874	43,935	124,422	41,749	117,067
Head grade (grams per tonne Au)	7.37	7.45	7.67	7.64	7.72
Recovery (%)(1)	92.7	98.6	95.4	92.0	89.7

Gold ounces produced (oz)	9,426	10,377	29,254	9,436	26,041
Silver ounces produced (oz)	6,575	6,803	19,172	5,736	15,931

Gold sold (oz)	9,685	9,953	29,658	9,845	25,755
Silver sold (oz)	6,805	6,371	19,347	5,982	15,759

Realized gold price (per oz)(2)	$1,746	$1,803	$1,783	$1,931	$1,766
C1 cash cost of gold produced (per oz)	$538	$499	$508	$421	$478
AISC of gold produced (per oz)	$741	$660	$681	$579	$636
[1]     NX Gold metallurgical recoveries during H1 2021 includes gold recovered through the Company’s “Zero Loss” campaign, including reprocessed mill and foundry scrap, and therefore may not be representative of metallurgical recoveries from mined ore during the period.
[2]     Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

At the NX Gold Mine, gold production decreased 9%, as expected, compared to Q2 2021 due to lower planned head grades from Santo Antonio as well as normalization of metallurgical recoveries, which were elevated in H1 2021 due to contributions from gold recovered through the Company’s “Zero Loss” campaign, including through reprocessed mill and foundry scrap. Production during Q3 2021 totaled 9,426 ounces of gold and 6,575 ounces of silver (as by-product) from total mill feed of 42,874 tonnes grading 7.37 grams per tonne gold after metallurgical recoveries of 92.7% during the period.

Ero Copper Corp. September 30, 2021 MD&A | Page 8

YTD 2021, the NX Gold Mine delivered production of 29,254 ounces of gold and 19,172 ounces of silver from total mill feed of 124,422 tonnes grading 7.67 grams per tonne gold after metallurgical recoveries of 95.4%. As previously noted, metallurgical recovery rates were elevated in H1 2021 due to gold contributions from mill and foundry scrap recycling efforts. Lower grades are anticipated in Q4 2021 due to planned mine sequencing within the Santo Antonio Vein.

The NX Gold Mine achieved C1 cash costs and AISC during Q3 2021 of $538 and $741, respectively, per ounce of gold produced, bringing YTD 2021 C1 cash costs and AISC to $508 and $681, respectively, per ounce of gold produced (see Non-IFRS Measures).

C1 cash costs and AISC at the NX Gold Mine are expected to increase in Q4 2021 due to planned lower gold grades processed combined with ongoing industry-wide inflationary pressure on consumables and associated cost increases.

Construction of the mine’s paste-fill plant concluded in Q3 2021 and commissioning is currently underway. Integration into the operations is expected before year-end, the implementation of which is expected to improve overhand cut and fill mining operations and enhance pillar recovery throughout the mine.

Exploration activities at the NX Gold Mine continue to focus on three primary objectives for 2021: (i) infill and extension of the Santo Antonio Vein, (ii) delineation and discovery of new gold-bearing veins within the NX Gold Mine system near existing infrastructure, such as the Matinha Vein, and (iii) executing upon the first regional exploration program conducted on the broader NX Gold land package. During the quarter, new extensions to depth of the Santo Antonio Vein were highlighted by approximately 9 meters of nearly 4 grams per tonne gold, located approximately 115 meters down-plunge from the limit of the current Inferred mineral resource shell. At the Matinha Vein, drilling during the period extended the known limits of mineralization and demonstrated an apparent thickening of the vein at depth. Results from the Matinha Vein continue to demonstrate potential for the vein to become an additional feed source for the mill while leveraging the nearby mine infrastructure of the Brás Vein. Please refer to the Company’s press release dated October 14, 2021 for additional details on the Company's ongoing exploration programs.

Financial Update

Revenue: Revenues from the Company’s copper operations at MCSA increased by 27.4% from $75.6 million in Q3 2020 to $96.3 million in Q3 2021. The increase in revenue was primarily attributed to higher copper prices over the comparative period.

Revenues from the Company’s gold operations at NX Gold decreased 17.2% from $18.8 million in Q3 2020 to $15.5 million in Q3 2021. The decrease was primarily a result of lower realized gold prices, partially offset by increased sales volume over the comparative period.

Revenues attributable to gold ounces sold under the streaming agreement with Royal Gold during the quarter were $5.7 million at an average realized price per ounce of $1,751, based on 3,253 ounces sold, including $1.1 million or $351 per ounce paid in cash and $4.6 million or $1,400 per ounce in amortization of non-cash deferred revenue.

Mine gross profit: Mine gross profit from the Company’s copper operations at MCSA totaled $59.7 million in Q3 2021 compared to $46.3 million in Q3 2020. The increase in mine gross profit was primarily driven by an increase in revenues attributed to higher average realized copper prices. The Company also recognized mine gross profit of $8.3 million in Q3 2021 compared to $13.3 million in Q3 2020 from its gold operations at NX Gold.

Ero Copper Corp. September 30, 2021 MD&A | Page 9

Net income: The Company recognized net income of $26.4 million (basic net income per share of $0.29) in Q3 2021 compared to $31.4 million in Q3 2020 (basic net income per share of $0.36). The decrease in net income was primarily attributable to a $10.9 million increase in foreign exchange losses related to the Company's foreign exchange derivatives, partially offset by a $5.7 million increase in gross profit attributed to higher copper prices over the comparative period.

2021 Guidance / Outlook

The Company is reaffirming its full-year production and C1 cash cost guidance ranges and is updating AISC guidance for the NX Gold Mine as well as capital expenditure guidance for the MCSA Mining Complex:

•2021 annual production guidance for the MCSA Mining Complex of 42,000 to 45,000 tonnes of copper in concentrate at C1 cash cost guidance[1] range of $0.75 to $0.85 per pound of copper produced;
•2021 annual production guidance for the NX Gold Mine of 34,500 to 37,500 ounces of gold at C1 cash cost guidance[1] range of $500 to $600 per ounce of gold produced;
•2021 AISC guidance[1] for the NX Gold Mine lowered to $650 to $725 per ounce of gold produced; and
•Full-year capital expenditure guidance updated to $102.0 million to $115.5 million for the MCSA Mining Complex and reaffirmed at $13.0 million to $15.0 million for the NX Gold Mine.

2021 Production Outlook

The Company is reaffirming its 2021 production guidance ranges for both the MCSA Mining Complex and the NX Gold Mine and is well-positioned to achieve the high-end of both ranges. During Q3 2021, the Company completed the second and final phase of preventative mill maintenance at the MCSA Mining Complex in preparation for expanded operations and higher throughput volumes, including from Surubim open pit mine where pre-stripping continued during the quarter. Initial production from the Surubim open pit, including the processing of ore stockpiled during pre-stripping, is expected to drive higher mill throughput volumes and lower average processed copper grades during Q4 2021.

The Company expects to achieve the high-end of its full-year production guidance at the NX Gold Mine despite lower planned grades in Q4 2021 due to mine sequencing within the Santo Antonio Vein.

2021 Cost Guidance

The Company is on track to achieve its reaffirmed 2021 C1 cash cost guidance ranges, which assume a USD:BRL foreign exchange rate of 5.00, a gold price of $1,750 per ounce and a silver price of $20.00 per ounce. The Company has lowered its 2021 AISC guidance range for the NX Gold Mine to reflect lower sustaining capital expenditures year-to-date.

2021 Guidance
MCSA Mining Complex C1 Cash Cost Guidance (US$/lb)[1]	$0.75 - $0.85
NX Gold Mine C1 Cash Cost Guidance (US$/oz)[1]	$500 - $600
NX Gold Mine All-in Sustaining Cost (AISC) Guidance (US$/oz)[1]	$650 - $725

[1]     C1 cash costs of copper produced (per lb.), C1 cash costs of gold produced (per oz.), and AISC are non-IFRS measures – Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

Ero Copper Corp. September 30, 2021 MD&A | Page 10

2021 Capital Expenditure Guidance

The Company is reaffirming its full-year capital expenditure guidance for the NX Gold Mine and updating its 2021 capital expenditure guidance for the MCSA Mining Complex to reflect the acceleration of: (i) the Phase 2 cooling project at the MCSA Mining Complex, (ii) long-lead item purchases related to the new external shaft of the Pilar Mine and (iii) early civil and road construction activities at the Boa Esperança project into Q4 2021. Capitalized development costs at the MCSA Mining Complex have also been updated to reflect inflationary pressures impacting consumables used in development activities. The capital expenditure guidance assumes a USD:BRL foreign exchange rate of 5.00 and has been presented below in USD millions.

MCSA Operations	2021 Guidance
Pilar Mine and Caraíba Mill Complex (excluding Deepening Extension Project)	$55.0 - $60.0
Deepening Extension Project	26.0 - 28.5
Vermelhos Mine & District	8.0 - 10.0
Surubim Open Pit Mine	6.0 - 8.0
Boa Esperanҫa Project	7.0 - 9.0
Capital Expenditure Guidance	$102.0 - $115.5
Curaçá Valley Exploration	$30.0 - $35.0

NX Gold Mine	2021 Guidance
Capital Expenditure Guidance	$13.0 - $15.0
Exploration	8.0- 10.0
Total, NX Gold Mine	$21.0 - $25.0

Ero Copper Corp. September 30, 2021 MD&A | Page 11

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q3 2021 and Q3 2020. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended September 30,
	Notes	2021	2020

Revenue	1	$111,797	$94,328
Cost of product sold	2	(41,816)	(33,337)
Sales expenses		(1,954)	(1,386)
Gross profit		68,027	59,605
Expenses
General and administrative	3	(8,587)	(6,186)
Share-based compensation		(2,041)	(1,743)
Income before the undernoted		57,399	51,676
Finance income		739	204
Finance expense	4	(3,787)	(3,397)
Foreign exchange loss	5	(19,642)	(8,703)
NX Gold PMPA transaction fees		(1,219)	—
Other expenses		(1,037)	(1,531)
Income before income taxes		32,453	38,249
Income tax expense
Current		(4,250)	(1,742)
Deferred		(1,819)	(5,064)
	6	(6,069)	(6,806)
Net income for the period		$26,384	$31,443

Other comprehensive loss
Foreign currency translation loss	7	(34,022)	(5,272)
Comprehensive (loss) income		$(7,638)	$26,171

Net (loss) income per share attributable to owners of the Company
Basic		$0.29	$0.36
Diluted		$0.28	$0.34
Weighted average number of common shares outstanding
Basic		88,449,567	86,448,318
Diluted		93,255,615	91,961,897

Cash and cash equivalents		$92,646	$54,341
Total assets		$625,055	$439,408
Non-current liabilities		$167,625	$201,336

Notes:

1.    Revenues for Q3 2021 from copper sales was $96.3 million (Q3 2020 - $75.6 million), which included the sale of 23.7 million lbs of copper as compared to 25.4 million lbs of copper in Q3 2020. The increase in revenues was primarily attributed to higher realized prices, offset by slightly lower sales volume.

Revenues for Q3 2021 from gold sales was $15.5 million (Q3 2020 - $18.8 million), which included the sale of 9,685 ounces of gold at a realized price of $1,746 per ounce, compared to 9,845 ounces of gold at a realized price of $1,931 per ounce for Q3 2020. The decrease in revenues was primarily attributable to lower realized prices than in the comparative quarter.

Ero Copper Corp. September 30, 2021 MD&A | Page 12

2.    Cost of product sold for Q3 2021 from copper sales was $34.7 million (Q3 2020 - $28.2 million) which primarily comprised of $10.0 million (Q3 2020 - $9.6 million) in depreciation and depletion, $7.9 million (Q3 2020 - $5.8 million) in salaries and benefits, $6.3 million (Q3 2020 - $3.9 million) in materials and consumables, $4.3 million (Q3 2020 - $3.6 million) in maintenance costs, $3.7 million (Q3 2020 - $3.6 million) in contracted services, and $2.4 million (Q3 2020 - $1.6 million) in utilities. The increase in cost of product sold in Q3 2021 as compared to Q2 23 2020 was primarily attributable to increase in salaries and benefits and increased costs in materials and consumables at MCSA.

Cost of product sold for Q3 2021 from gold sales was $7.1 million (Q3 2020 - $5.2 million) which primarily comprised of $2.2 million (Q3 2020 - $0.8 million) in depreciation and depletion, $1.6 million (Q3 2020 - $1.0 million) in contracted services, $1.6 million (Q3 2020 - $1.3 million) in salaries and benefits, $0.7 million (Q3 2020 - $1.0 million) in materials and consumables, $0.6 million (Q3 2020 - $0.5 million) in utilities, and $0.4 million (Q3 2020 - $0.6 million) in maintenance costs. The increase in cost of product sold in Q3 2021 as compared to Q3 2020 is primarily attributable to increases in cost of contracted services and salaries and benefits at NX Gold.

3.    General and administrative expenses for Q3 2021 was primarily comprised of $3.8 million (Q3 2020 - $2.5 million) in salaries and consulting fees, $2.8 million (Q3 2020 - $1.9 million) in office and sundry expenses, $1.0 million (Q3 2020 - $1.8 million) in incentive payments, $0.1 million (Q3 2020 - reversal of $0.7 million) in provisions for tax, legal and labour claims, and $0.8 million (Q3 2020 - $0.5 million) in travel-related costs. The increase in general and administrative expenses was attributed to an increase in corporate headcount and administrative activities to support overall growth in operations, as well as to enhance governance and compliance with the Company's recent NYSE listing.

4.    Finance expense for Q3 2021 was $3.8 million (Q3 2020 - $3.4 million) and is primarily comprised of interest on loans at the corporate head office of $1.4 million (Q3 2020 - $1.7 million), accretion of deferred revenue of $0.6 million (Q3 2020 - $nil), accretion of the asset retirement obligations of $0.3 million (Q3 2020 - $0.2 million) and other finance expense of $1.4 million (Q3 2020 - $0.6 million). The overall increase in finance expense in Q3 2021 as compared to Q3 2020 is primarily attributable to non-cash accretion expense on deferred revenue.

5.    Foreign exchange loss for Q3 2021 was $19.6 million (Q3 2020 - $8.7 million loss). This amount is primarily comprised of foreign exchange loss on unrealized derivative contracts of $12.4 million (Q3 2020 - $1.1 million loss), foreign exchange loss on USD denominated debt of $5.9 million (Q3 2020 - $2.0 million loss) in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $4.4 million (Q3 2020 - $6.0 million loss) and other foreign exchange gains of $3.0 million (Q3 2020 - $0.4 million gains). The foreign exchange gains were primarily a result of a weakening of BRL against USD in Q3 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.    In Q3 2021, the Company recognized $6.1 million in income tax expense (Q3 2020 - $6.8 million expense), primarily as a result of income taxes from operations and partially offset by temporary taxable differences associated with MCSA’s unrealized foreign exchange losses on derivatives and loans and borrowings denominated in USD, both of which were higher in Q3 2021 compared to Q3 2020.

7.    The foreign currency translation loss is a result of a weakening of the BRL against the USD during Q3 2021 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. September 30, 2021 MD&A | Page 13

The following table provides a summary of the financial results of the Company for YTD 2021 and YTD 2020. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Nine months ended September 30,
	Notes	2021	2020

Revenue	1	$355,046	$232,833
Cost of product sold	2	(115,476)	(99,262)
Sales expenses		(5,075)	(3,782)
Gross profit		234,495	129,789
Expenses
General and administrative	3	(26,594)	(19,762)
Share-based compensation		(6,867)	(6,515)
Income before the undernoted		201,034	103,512
Finance income		2,027	1,201
Finance expense	4	(9,863)	(12,893)
Foreign exchange loss	5	(17,549)	(106,947)
NX Gold Stream transaction fees		(1,219)	—
Recovery of value added taxes		—	—
Other expenses		(2,250)	(3,026)
Income (loss) before income taxes		172,180	(18,153)
Income tax (expense) recovery
Current		(16,056)	(5,631)
Deferred		(13,704)	9,940
	6	(29,760)	4,309
Net income (loss) for the period		$142,420	$(13,844)

Other comprehensive loss
Foreign currency translation loss	7	(13,778)	(69,232)
Comprehensive income (loss)		$128,642	$(83,076)

Net income (loss) per share attributable to owners of the Company
Basic		$1.60	$(0.16)
Diluted		$1.52	$(0.16)
Weighted average number of common shares outstanding
Basic		88,256,703	86,048,450
Diluted		93,217,714	86,048,450

Notes:

1.    Revenues for YTD 2021 from copper sales was $304.0 million (YTD 2020 - $188.3 million), which included the sale of 73,467,617 lbs of copper compared to 71,757,880 lbs of copper for YTD 2020. The increase in revenues is primarily attributed to higher realized copper prices and copper lbs sold than in the comparative period.

Revenues for YTD 2021 from gold sales was $51.0 million (YTD 2020 - $44.6 million), which included the sale of 29,658 ounces of gold at a realized price of $1,783 per ounce, compared to 25,755 ounces of gold sold at a realized price of $1,766 per ounce in YTD 2020. The increase in revenues was attributable to higher sales volume and higher realized prices than in the comparative period.

2.    Cost of product sold for YTD 2021 from copper sales was $94.6 million (YTD 2020 - $83.8 million) which consisted of $27.6 million (YTD 2020 - $27.7 million) in depreciation and depletion, $22.0 million (YTD 2020 - $18.4 million) in salaries and benefits, $15.9 million (YTD 2020 - $11.4 million) in materials and consumables, $11.6 million (YTD 2020 - $9.4 million) in maintenance costs, $10.8 million (YTD 2020 - $11.8 million) in contracted services, $6.2 million (YTD 2020 - $4.8 million) in utilities, and $0.3 million (YTD 2020 - $0.3 million) in other costs. The increase in cost of product sold was primarily attributed to increase in salaries and benefits and

Ero Copper Corp. September 30, 2021 MD&A | Page 14

increased costs in materials and consumables at MCSA, as well as preventative maintenance conducted to help prepare the MCSA Mining Complex mill for expanded operations and higher throughput.

Cost of product sold for YTD 2021 from gold sales was $20.9 million (YTD 2020- $15.5 million) which primarily comprised of $5.8 million (YTD 2020 - $2.4 million) in depreciation and depletion, $4.7 million (YTD 2020 - $4.1 million) in salaries and benefits, $4.5 million (YTD 2020 - $2.6 million) in contracted services, $2.8 million (YTD 2020 - $2.9 million) in materials and consumables, $1.7 million (YTD 2020 - $1.7 million) in utilities, $1.3 million (YTD 2020 - $1.7 million) in maintenance costs, and $0.1 million (YTD 2020 - $0.1 million) in other costs. The increase in cost of product sold was primarily attributed to increase in depreciation and depletion and contracted services.

3.    General and administrative expenses for YTD 2021 was primarily comprised of $12.0 million (YTD 2020 - $9.4 million) with respect to salaries and consulting fees, $6.2 million (YTD 2020 - $4.9 million) in office and sundry expenses, $4.1 million (YTD 2020 - $3.6 million) in incentive payments, $2.6 million (YTD 2020 - $1.0 million) in travel-related costs, $1.3 million (YTD 2020 - $0.7 million) in professional fees, and $0.1 million (YTD 2020 - reversal of $0.2 million) in provisions for tax, legal and labour claims. The increase in general and administrative expenses in YTD 2021 was primarily attributable to an increase in in corporate headcount and administrative activities to support overall growth in operations, as well as to enhance governance and compliance with the Company's recent NYSE listing. In addition, YTD 2021 saw the resumption of travel activities which was restricted during the onset of COVID-19 in early 2020.

4.    Finance expense for YTD 2021 was $9.9 million (YTD 2020 - $12.9 million) and was primarily comprised of interest on loans at the corporate head office of $4.1 million (YTD 2020 - $5.2 million), other finance expense of $3.3 million (YTD 2020 - $2.2 million), accretion of the asset retirement obligations of $0.7 million (YTD 2020 - $0.7 million), accretion of deferred revenue of $0.6 million (YTD 2020 - $nil), interest on loans and borrowings at MCSA and NX Gold of $0.5 million (YTD 2020 - $2.6 million), commitment fees of $0.3 million (YTD 2020 - $— million), lease interest of $0.3 million (YTD 2020 - $0.2 million), and loss on interest rate swap derivatives of $0.1 million (YTD 2020 - $2.0 million loss).

5.    Foreign exchange loss for YTD 2021 was $17.5 million (YTD 2020 - $106.9 million loss). This amount was primarily comprised of realized foreign exchange loss on derivative contracts of $16.1 million (YTD 2020 - $13.0 million loss) and a foreign exchange loss on USD denominated debt of $3.7 million (YTD 2020 - $31.9 million loss) in MCSA for which the functional currency is the BRL, partially offset by foreign exchange gain on unrealized derivative contracts of $0.6 million (YTD 2020 - $62.2 million loss) and an increase in other exchange gains. The fluctuation in foreign exchange gains/losses were primarily a result of fluctuations in the USD against the BRL during a time of worldwide instability as a result of the COVID-19 pandemic in YTD 2020, and subsequently, an increased volatility of the USD/BRL foreign exchange rates that ensued since. During YTD 2021, the BRL weakened against the USD. The foreign exchange gains/losses on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.    In YTD 2021, the Company recognized a $29.8 million income tax expense (YTD 2020 - income tax recovery of $4.3 million), primarily comprised of current tax arising from taxable income in mining operations and the recognition of temporary taxable differences associated with MCSA’s unrealized foreign exchange gains on derivatives and loans and borrowings denominated in USD, both of which were higher in YTD 2021 compared YTD 2020. In YTD 2020, the Company had unrealized foreign exchange losses on derivatives and loans and borrowings denominated in USD.

7.    The foreign currency translation income/loss is a result of volatility of the USD/BRL foreign exchange rates during a time of worldwide instability as a result of the COVID-19 pandemic when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. September 30, 2021 MD&A | Page 15

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	Sep. 30,(1)	Jun. 30,(2)	Mar. 31,	Dec. 31,(3)	Sep. 30,	Jun. 30,(4)	Mar. 31,(5)	Dec. 31,(6)
Selected Financial Information	2021	2021	2021	2020	2020	2020	2020	2019
Revenue	$111.8	$120.7	$122.5	$91.2	$94.3	$70.8	$67.7	$75.7
Cost of product sold	$(41.8)	$(35.3)	$(38.4)	$(31.3)	$(33.3)	$(30.1)	$(35.8)	$(43.0)
Gross profit	$68.0	$83.7	$82.8	$58.3	$59.6	$39.5	$30.7	$31.1
Net income (loss) for period	$26.4	$84.0	$32.1	$66.3	$31.4	$7.7	$(53.0)	$45.4
Income (loss) per share attributable to the owners of the Company
- Basic	$0.29	$0.95	$0.36	$0.75	$0.36	$0.09	$(0.62)	$0.53
- Diluted	$0.28	$0.89	$0.34	$0.71	$0.34	$0.08	$(0.62)	$0.49
Weighted average number of common shares outstanding
- Basic	88,449,567	88,251,995	88,064,312	87,321,832	86,448,318	85,933,443	85,759,194	85,620,168
- Diluted	93,255,615	93,314,274	92,902,306	92,642,103	91,961,897	91,428,969	85,759,194	91,670,988

Notes:

1.During Q3 2021, the Company recognized net income of $26.4 million compared to $84.0 million in the preceding quarter, a decrease of $58.7 million primarily due to volatility in foreign exchange gains or losses driven by the weakening of the BRL against the USD in the quarter, resulting in $19.6 million of foreign exchange losses compared to foreign exchange gains of $30.7 million in the preceding quarter.

2.During Q2 2021, the Company recognized $30.7 million in foreign exchange gains. This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $29.9 million, foreign exchange gain on USD denominated debt of $10.0 million in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $6.0 million, and other foreign exchange losses of $3.2 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q2 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

3.During Q4 2020, the Company recognized $27.1 million in foreign exchange gains. The foreign exchange gains were primarily comprised of foreign exchange gain on unrealized derivative contracts of $27.7 million and a foreign exchange gain on USD denominated debt of $7.7 million in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $7.8 million and other foreign losses of $0.4 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q4 2020. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

During the quarter ended December 31, 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

4.During Q2 2020, the Company had an overall net income of $7.7 million, despite $16.3 million in foreign exchange losses. The foreign exchange losses were comprised of a foreign exchange loss on unrealized derivative contracts of $8.5 million, a foreign exchange loss on realized derivative contracts of $4.4 million, and a foreign exchange loss on USD denominated debt of $3.0 million in MCSA for which the functional currency is the BRL. As with the preceding quarter, the foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

5.During the quarter ended March 31, 2020, the Company recognized a $81.9 million in foreign exchange losses. The foreign exchange losses were mainly comprised of a $26.9 million loss associated with USD denominated debt held by MCSA, whose functional

Ero Copper Corp. September 30, 2021 MD&A | Page 16

currency is the BRL, and $52.7 million losses associated with unrealized losses on foreign exchange currency collar contracts. These foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and the BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

6.During the quarter ended December 31, 2019, the Company recognized a $25.2 million income tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2021, the Company held cash and cash equivalents of $92.6 million and short-term investments of $26.4 million. Cash and cash equivalents are primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have increased by $30.1 million since December 31, 2020. The Company’s cash flows from operating, investing, and financing activities during YTD 2021 are summarized as follows:

•Cash from operating activities of $297.9 million, primarily consists of:
◦$215.7 million of EBITDA; and
◦$100.0 million upfront advance from Royal Gold for the NX Gold Transaction;
net of:
◦$15.9 million of derivative contract settlements; and
◦$6.7 million of income taxes paid

Partially offset by:

•Cash used in investing activities of $147.8 million, including:
◦$120.3 million of additions to mineral property, plant and equipment;
◦$4.0 million of additions to exploration and evaluation assets net of:
◦$23.6 million from other investments, consisting primarily of the purchase of short term investments

•Cash used in financing activities of $118.4 million including:
◦$112.3 million of repayment on loans and borrowings;
◦$4.0 million of payment of interest on loans and borrowings;
◦$2.7 million of lease payments;
◦$2.7 million of other finance expenses
net of:
◦$2.7 million proceeds from exercise of stock options and warrants.

As at September 30, 2021, the Company had working capital of $81.4 million and available liquidity of $219.1 million.

Ero Copper Corp. September 30, 2021 MD&A | Page 17

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, cash and cash equivalents on hand and short-term investments. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. While the Company has been successful in securing financing to date, there are no guarantees that it will be able to secure such financing in the future on terms acceptable to the Company, if at all. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.
The Company had available liquidity of $219.1 million at the end of the third quarter, including $92.6 million in cash and cash equivalents, $26.4 million in short-term investments, and $100.0 million of undrawn availability under its $150.0 million senior secured revolving credit facility.

At September 30, 2021, the Company had unrestricted cash and cash equivalents of $92.6 million compared to $62.5 million at December 31, 2020. The increase is primarily due to an increase in cash from operations and a $100.0 million upfront payment from the NX Gold Transaction.

Short-term investments primarily consist of non-redeemable certified term deposits with financial institutions that are financially sound based on their credit rating. These short-term investments generally have a maturity date of 90 days.

The Company had a $150.0 million facility from a syndicate of Canadian financial institutions. The facility was comprised of a $75.0 million senior secured amortizing non-revolving credit facility (“Term Facility”) and a $75.0 million senior secured revolving term credit facility (“Revolving Credit Facility”) (collectively the “Facilities”). The Term Facility required quarterly payments commencing on March 31, 2022 and the Revolving Credit Facility was due on March 31, 2024. The Facilities bore interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25%, depending on the Company’s consolidated leverage ratio at the time.

During March 2021, the Facilities were amended to combine the Facilities into a new $150.0 million senior secured revolving credit facility (“New Revolving Credit Facility”) payable entirely on March 31, 2025. The New Revolving Credit Facility bears interest on a sliding scale at a rate of 0.0225 to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility are on a sliding scale between 0.56% to 1.06%.

The New Revolving Credit Facility includes standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from those of the Facilities.

During the quarter, the Company used its cash on hand, bolstered by proceeds from the NX Gold Transaction, to repay $100.0 million of principal on its $150.0 million senior secured revolving credit facility. As of September 30, 2021, $50.0 million was drawn on the New Revolving Credit Facility. The Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants.

Contractual Obligations and Commitments

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold S.A., to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create

Ero Copper Corp. September 30, 2021 MD&A | Page 18

liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

In August 2021, the Company completed the closing of a precious metals purchase agreement with Royal Gold whereby the Company is obligated to sell a portion of its gold production from the NX gold mine at contract prices (see "NX Gold Transaction" from "Q3 2021 Highlights" section in this MD&A for further information).

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic risk

The outbreak of COVID-19 has had a significant impact on the volatility of commodity prices and USD/BRL exchange rates, and governmental actions to contain the outbreak may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

The global pandemic could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take or continue to take preventative measures such as the closure of points of entry, including ports and borders.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
Cash and cash equivalents	$92,646	$62,508
Short-term investments	26,408	—
Accounts receivable	28,589	20,353
Deposits and other non-current assets	491	595
	$148,134	$83,456

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has five significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the nine months ended September 30, 2021 and 2020 nor recognized a provision for credit losses.

Ero Copper Corp. September 30, 2021 MD&A | Page 19

Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At September 30, 2021, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $232.2 million (December 31, 2020 - notional amount of $285.7 million) with an average floor rate of 4.20 BRL to US Dollar and an average cap rate of 4.88 BRL to US Dollar. The maturity dates of these contracts are from October 1, 2021 to December 28, 2022 and are financially settled on a net basis. The fair value of these contracts at September 30, 2021 was a liability of $32.8 million, (December 31, 2020 - $34.5 million) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at September 30, 2021 was determined using an option pricing mode with the following assumptions: discount rate of 2.78% - 2.87%, foreign exchange rate of approximately 5.44—6.00, and volatility of 15.65% - 16.47%.

The change in fair value of foreign exchange collar contracts was a loss of $12.3 million and a gain of $0.6 million for the three and nine months ended September 30, 2021, respectively, (a loss of $1.1 million and $62.2 million for the three and nine months ended September 30, 2020, respectively) and has been recognized in foreign exchange loss. In addition, during the three and nine months ended September 30, 2021, the Company recognized a realized loss of $4.4 million and $16.1 million, respectively, (realized loss of $6.0 million and $13.0 million for the three and nine months ended September 30, 2020, respectively) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its New Revolving Credit Facility of $50.0 million and Brazilian Real denominated bank loans of $3.9 million. Based on the Company’s net exposure at September 30, 2021, a 1% change in the variable rates would have an impact of $0.5 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, as at September 30, 2021, the Company has entered into an interest rate swap contract to manage interest rate risk. At September 30, 2021, the floating interest on a notional amount of $50.0 million was swapped for a fixed interest rate of 1.68%. This interest rate swap transaction is in effect until March 31, 2025, with settlements made on a monthly basis. The fair value of this contract at September 30, 2021 was a liability of $1.8 million (December 31, 2020 - $2.5 million) and was included in Derivatives in the statement of financial position.

The Company recognized a realized loss of $0.4 million on the termination of the original interest rate swap from 2019 (see note 7) (realized loss of $0.4 million and $0.8 million for the three and nine months ended September 30, 2020, respectively) and a realized loss of $0.3 million for the three and nine months ended September 30, 2021 for the new interest rate swap. The Company also recognized an unrealized gain of nil and $0.6 million for the three and nine months ended September 30, 2021, respectively, (unrealized loss of $0.4 million and $1.2 million for the three and nine months ended September 30, 2020, respectively) which was included in finance expense.

In addition, as at September 30, 2021, MCSA has entered into an interest rate and currency swap contract on the Plural Loan. At September 30, 2021, the floating interest on a notional amount of BRL $2.2 million was swapped for a fixed interest rate of 9.90% and the BRL currency on the loan was swapped for USD at a rate of

Ero Copper Corp. September 30, 2021 MD&A | Page 20

3.95. The fair value of this contract at September 30, 2021 was a liability of $0.1 million (December 31, 2020 – $0.3 million) and is included in Derivatives in the statement of financial position.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At September 30, 2021, the Company has provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at September 30, 2021, a 10% change in the price of copper would have an impact of $1.3 million on pre-tax net income.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 and dated March 16, 2021 (the “AIF”).

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at September 30, 2021, the Company had no material off-balance sheet arrangements.

Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $18.8 million as at September 30, 2021 (December 31, 2020 - $21.8 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Outstanding Share Data

As of November 10, 2021, the Company had 89,696,342 common shares, 4,275,215 stock options, 199,998 warrants, and 728,991 performance share units issued and outstanding.

Related Party Disclosures

For the three and nine months ended September 30, 2021, amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

The aggregate value of compensation paid to key management personnel for the three and nine months ended September 30, 2021 include salaries, benefits and consulting fees of $2.0 million and $5.7 million, ($1.8 million and $5.4 million for the three and nine months ended September 30, 2020, respectively), respectively, and share-based compensation expense of $1.8 million and $4.6 million three and nine months ended September 30, 2021 ($1.1 million and $4.0 million for the three and nine months ended September 30, 2020), respectively.

During the three and nine months ended September 30, 2021, key management personnel exercised 50,000 and 185,000 options, as well as 225,000 and 358,332 warrants for total cash proceeds to the Company of $0.3

Ero Copper Corp. September 30, 2021 MD&A | Page 21

million and $1.0 million, respectively (150,000 and 398,555 options, and 100,000 and 200,000 warrants, for total cash proceeds of $0.9 million and $1.4 million for the three and nine months September 30, 2020, respectively).

As at September 30, 2021, $2.6 million was payable to key management as incentive compensation and is included in accounts payable and accrued liabilities in the statement of financial position (December 31, 2020 - $3.7 million). Such amounts are unsecured, non-interest bearing and will be paid under normal trade terms.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2020 and condensed consolidated interim financial statements for the three and nine months ended September 30, 2021. Except as discussed in note 2(c) of the condensed consolidated interim financial statements, significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2020. Certain of these policies, such as deferred revenue, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, and decommissioning liabilities provisions involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

In preparing its financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.
For a description of the critical judgments in application of the accounting policies and information about assumptions and estimations uncertainties, refer to the Company’s MD&A for the year ended December 31, 2020, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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Local Currency Operating Metrics – Presented in Brazilian Real

Costs (MSCA Operations)	2021 - Q3		2021 - Q2		2021 - YTD		2020 - Q3		2020 - YTD
Mining:
UG (Pilar)	R$	45,235	R$	39,567	R$	119,465	R$	35,661	R$	99,803
UG (Vermelhos)	36,899		32,857		100,096		32,421		93,801
Processing	27,613		27,211		81,100		22,703		61,248
Indirect	23,506		18,842		55,893		15,774		41,859
Production costs	133,253		118,477		356,554		106,559		296,711
By-product credits	(26,138)		(29,286)		(89,359)		(27,128)		(64,082)
Treatment, refining and other	1,420		2,070		7,861		2,367		9,491
C1 cash costs	R$	108,535	R$	91,261	R$	275,056	R$	81,798	R$	242,120

Breakdown Mined and Processed (tonnes)	2021 - Q3	2021 - Q2	2021 - YTD	2020 - Q3	2020 - YTD
Total Mined (t)	518,432	571,514	1,609,241	647,281	1,932,471
Total Processed (t)	572,666	553,992	1,724,252	553,148	1,788,178
Cu Production (t)	10,057	10,898	33,593	10,961	32,796

UG Mining Total - R$/tonne mined	131.16	126.72	127.87	105.18	100.18
Pilar - R$/tonne mined	121.29	109.09	112.60	87.16	84.95
Vermelhos - R$/tonne mined	145.71	157.34	152.59	136.14	123.81
Processing - R$/S tonne processed	48.24	49.12	47.04	41.04	34.25
Indirect - R$/S tonne processed	41.06	34.01	32.42	28.52	23.41

The above only includes amounts from MCSA. NX Gold operations are excluded.

Ero Copper Corp. September 30, 2021 MD&A | Page 23

Capital Expenditures

The following table presents capital expenditures at the Company’s operations.

	2021 - Q3	2021 - Q2	2021 - YTD	2020 - Q3	2020 - YTD
MCSA Operations
Pilar Mine and Caraíba Mill Complex	$33,322	$17,261	$63,421	$14,283	$42,023
Vermelhos Mine	1,932	1,915	6,525	3,804	10,443
Boa Esperanҫa Project	1,656	293	2,052	58	117
Capital Expenditure	$36,910	$19,469	$71,998	$18,145	$52,583
Capex Development (included in above)	8,374	8,359	24,067	8,156	24,818

Exploration	13,788	10,334	30,797	9,446	24,178

NX Gold Operations
Capital Expenditure	$3,916	$4,865	$11,030	$3,028	$9,138
Capex Development (included in above)	2,145	1,750	5,516	1,698	5,268

Exploration	3,000	2,379	7,219	965	2,803

NON-IFRS MEASURES

Financial results of the Company are prepared in accordance with IFRS. The Company utilizes certain non-IFRS measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price, EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share, net debt, working capital and available liquidity, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash cost reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as

Ero Copper Corp. September 30, 2021 MD&A | Page 24

benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of goods sold, its most directly comparable IFRS measure.

Reconciliation:	2021 - Q3	2021 - Q2	2021 - YTD	2020 - Q3	2020 - YTD
Cost of Product Sold	$34,679	$28,322	$94,569	$28,168	$83,767
Add (less):
Depreciation/amortization/depletion	(9,986)	(7,858)	(27,610)	(9,593)	(27,724)
Incentive payments	(663)	(569)	(2,045)	(714)	(1,980)
Net change in inventory	(384)	701	(2,351)	891	1,383
Transportation costs & other	1,842	1,516	4,333	1,043	2,907
By-product credits	(5,011)	(5,522)	(16,733)	(5,042)	(12,512)
Treatment, refining, and other	277	392	1,448	469	1,746
Foreign exchange translation adjustments	(3)	352	196	11	300
C1 cash costs	$20,751	$17,334	$51,807	$15,233	$47,887

	2021 - Q3	2021 - Q2	2021 - YTD	2020 - Q3	2020 - YTD
Costs
Mining	$15,706	$13,732	$41,307	$12,654	$38,280
Processing	5,282	5,132	15,220	4,220	12,111
Indirect	4,497	3,600	10,565	2,932	8,262
Production costs	25,485	22,464	67,092	19,806	58,653
By-product credits	(5,011)	(5,522)	(16,733)	(5,042)	(12,512)
Treatment, refining and other	277	392	1,448	469	1,746
C1 cash costs	$20,751	$17,334	$51,807	$15,233	$47,887

Costs per pound
Payable copper produced (lb, 000)	22,170	24,026	74,059	24,164	72,302
Mining	$0.71	$0.57	$0.56	$0.52	$0.53
Processing	$0.24	$0.21	$0.21	$0.17	$0.17
Indirect	$0.20	$0.15	$0.14	$0.12	$0.11
By-product credits	$(0.23)	$(0.23)	$(0.23)	$(0.21)	$(0.17)
Treatment, refining and other	$0.02	$0.02	$0.02	$0.02	$0.02
C1 cash costs of copper produced (per lb)	$0.94	$0.72	$0.70	$0.63	$0.66

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

Ero Copper Corp. September 30, 2021 MD&A | Page 25

AISC of gold produced (per ounce) is the sum of production costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes, net of silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. All-in sustaining cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of goods sold, its most directly comparable IFRS measure.

Reconciliation:	2021 - Q3	2021 - Q2	2021 - YTD	2020 - Q3	2020 - YTD
Cost of Product Sold	$7,137	$6,978	$20,907	$5,169	$15,495
Add (less):
Depreciation/amortization/depletion	(2,201)	(1,898)	(5,807)	(818)	(2,364)
Incentive payments	(145)	(210)	(638)	(116)	(391)
Net change in inventory	(176)	292	(11)	(134)	(115)
By-product credits	(153)	(157)	(458)	(134)	(283)
Foreign exchange translation adjustments	608	176	865	3	114
C1 cash costs	$5,070	$5,181	$14,858	$3,970	$12,456
Site general and administrative	601	369	1,277	641	1,699
Accretion of mine closure and rehabilitation provision	285	(63)	173	49	180
Sustaining capital expenditure	552	527	1,564	179	433
Sustaining leases	216	565	1,243	345	1,111
Royalties and production taxes	261	271	801	281	671
AISC	$6,985	$6,850	$19,916	$5,465	$16,550

Ero Copper Corp. September 30, 2021 MD&A | Page 26

	2021 - Q3	2021 - Q2	2021 - YTD	2020 - Q3	2020 - YTD
Costs
Mining	$2,247	$2,481	$6,991	$1,980	$5,914
Processing	2,005	1,937	5,622	1,544	4,838
Indirect	971	920	2,703	580	1,987
Production costs	5,223	5,338	15,316	4,104	12,739
By-product credits	(153)	(157)	(458)	(134)	(283)
C1 cash costs	$5,070	$5,181	$14,858	$3,970	$12,456
Site general and administrative	601	369	1,277	641	1,699
Accretion of mine closure and rehabilitation provision	285	(63)	173	49	180
Sustaining capital expenditure	552	527	1,564	179	433
Sustaining leases	216	565	1,243	345	1,111
Royalties and production taxes	261	271	801	281	671
AISC	$6,985	$6,850	$19,916	$5,465	$16,550

Costs per ounce
Payable gold produced (ounces)	9,426	10,377	29,254	9,436	26,041
Mining	$238	$239	$239	$210	$227
Processing	$213	$187	$192	$164	$186
Indirect	$103	$89	$92	$61	$76
By-product credits	$(16)	$(15)	$(15)	$(14)	$(11)
C1 cash costs of gold produced (per ounce)	$538	$499	$508	$421	$478
AISC of gold produced (per ounce)	$741	$660	$681	$579	$636

Ero Copper Corp. September 30, 2021 MD&A | Page 27

Realized Gold Price (per ounce)

Realized Gold Price is a non-GAAP financial measure intended to enable Management to better understand the price realized in each reporting period for gold sales. The following table provides a calculation of Realized Gold Price based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

(in '000s except for ounces and price per ounce)	2021 - Q3	2021 - Q2	2021 - YTD	2020 - Q3	2020 - YTD
NX Gold revenue	$15,535	$17,721	$51,037	$18,767	$44,582
less: by-product credits	(153)	(157)	(458)	(134)	(283)
Gold revenue, net	$15,382	$17,564	$50,579	$18,633	$44,299
less: royalty taxes	261	270	802	281	679
less: smelting and refining charges	81	75	214	58	412
less: metal discounts	35	39	114	42	100

Gold revenue, net	$15,759	$17,948	$51,709	$19,014	$45,490
- spot (cash)	$10,058	$17,948	$46,008	$19,014	$45,490
- stream (cash)	$1,143	n/a	$1,143	n/a	n/a
- stream (amortization of deferred revenue)	$4,558	n/a	$4,558	n/a	n/a

Total gold ounces sold(1)	9,027	9,953	29,000	9,845	25,755
- spot	5,774	9,953	25,747	9,845	25,755
- stream	3,253	n/a	3,253	n/a	n/a

Realized gold price (per ounce)	$1,746	$1,803	$1,783	$1,931	$1,766
- spot	$1,742	$1,803	$1,787	$1,931	$1,766
- stream (cash + amort. of deferred revenue)	$1,753	n/a	$1,753	n/a	n/a
- cash (spot cash + stream cash)	$1,241	$1,803	$1,626	$1,931	$1,766

(1)     Gold ounces delivered under the stream during 2021 Q3 included May and June production based on effective date of the NX Gold Transaction.

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA includes further adjustments for non-recurring items and/or items not indicative to the future operating performance of the Company. The Company believes EBITDA and adjusted EBITDA are appropriate supplemental measures of debt service capacity and performance of its operations.

Adjusted EBITDA is calculated by removing the following income statement items:
–Foreign exchange loss (gain)
–Share based compensation
–Incremental costs in response to COVID-19 pandemic
–NX Gold stream transaction fees

Ero Copper Corp. September 30, 2021 MD&A | Page 28

Reconciliation:	2021 - Q3	2021 - Q2	2021 - YTD	2020 - Q3	2020 - YTD
Net Income (Loss)	$26,384	$83,979	$142,420	$31,443	$(13,844)
Adjustments:
Finance expenses	3,787	2,306	9,863	3,397	12,893
Tax expense (recovery)	6,069	15,862	29,760	6,806	(4,309)
Depreciation/amortization/depletion	12,233	9,871	33,615	10,445	30,187
EBITDA	$48,473	$112,018	$215,658	$52,091	$24,927
Foreign exchange loss (gain)	19,642	(30,718)	17,549	8,703	106,947
Share based compensation	2,041	2,480	6,867	1,743	6,515
Incremental COVID-19 costs	1,485	1,749	3,790	—	—
NX Gold stream transaction fees	1,219	—	1,219	—	—
Adjusted EBITDA	$72,860	$85,529	$245,083	$62,537	$138,389
Note:     In the fourth quarter and Fiscal 2020, incremental COVID-19 costs is included as an adjustment to the calculation of Adjusted EBITDA.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The Company uses the financial measure “Adjusted net income attributable to owners of the Company” and “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) to supplement information in its condensed consolidated interim financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use this information to evaluate the Company’s performance. The Company excludes the following items from net income to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations:
–Share based compensation
–Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA
–Unrealized loss (gain) on foreign exchange derivative contracts, net of tax
–Incremental costs in response to COVID-19 pandemic
–NX Gold stream transaction fees
–Unrealized loss (gain) on interest rate derivative contracts

The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a detailed reconciliation of net income (loss) attributable to owners of the Company as reported in the Company’s condensed consolidated interim financial statements to adjusted net income attributable to owners of the Company and Adjusted EPS.

Ero Copper Corp. September 30, 2021 MD&A | Page 29

Reconciliation:	2021 - Q3	2021 - Q2	2021 - YTD	2020 - Q3	2020 - YTD
Net income (loss) as reported attributable to the owners of the Company	$26,081	$83,419	$141,249	$31,063	$(14,164)
Adjustments:
Share based compensation	2,041	2,480	6,867	1,743	6,515
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	4,618	(8,712)	3,706	2,026	31,775
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts, net of tax	10,417	(25,256)	(540)	2,256	52,488
Incremental COVID-19 costs	1,479	1,735	3,770	—	—
NX Gold stream transaction fees	1,219	—	1,219	—	—
Unrealized (gain) loss on interest rate derivative contracts	(147)	6	(556)	(386)	1,175
Adjusted net income attributable to owners of the Company	$45,708	$53,672	$155,715	$36,702	$77,789

Weighted average number of common shares
Basic	88,449,567	88,251,995	88,256,703	86,448,318	86,048,450
Diluted	93,255,615	93,314,274	93,217,714	91,961,897	91,676,209

Adjusted EPS
Basic	$0.52	$0.61	$1.76	$0.42	$0.90
Diluted	$0.49	$0.58	$1.67	$0.40	$0.85

Note:     In the fourth quarter and Fiscal 2020, incremental costs in response to COVID-19 pandemic is included as an adjustment to the calculation of Adjusted EPS.

Net Debt

Net debt is determined based on cash and cash equivalents, short-term investments, restricted cash and loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The Company uses net debt as a measure of the Company’s ability to pay down its debt. The following table provides a calculation of net debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2021	June 30, 2021	December 31, 2020	September 30, 2020
Current portion of loans and borrowings	$3,713	$4,461	$12,539	$17,325
Long-term portion of loans and borrowings	51,667	152,404	155,563	155,403
Less:
Cash and cash equivalents	(92,646)	(137,655)	(62,508)	(54,341)
Short-term investments	(26,408)	—	—	—
Net debt	$(63,674)	$19,210	$105,594	$118,387

Ero Copper Corp. September 30, 2021 MD&A | Page 30

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s cash and cash equivalents, short-term investments and undrawn revolving credit facilities in place. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2021	June 30, 2021	December 31, 2020	September 30, 2020
Current assets	$187,042	$202,342	$127,541	$103,658
Less: Current liabilities	(105,683)	(83,453)	(91,720)	(113,098)
Working capital (deficit)	$81,359	$118,889	$35,821	$(9,440)

Cash and cash equivalents	92,646	137,655	62,508	54,341
Short-term investments	26,408	—	—	—
Available undrawn revolving credit facilities	100,000	—	11,621	8,000
Available liquidity	$219,054	$137,655	$74,129	$62,341

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company uses the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during Q3 2021.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

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The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME, all of GE21 Consultoria Mineral Ltda. (“GE21”), and Dr. Beck (Alizeibek) Nader, FAIG, of BNA Mining Solutions, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “MCSA Mining Complex Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”).

Information of a scientific or technical nature in respect of the Boa Esperança Property included in this document is based on the press release dated September 28, 2021, and where applicable, the 2017 Study.

Reference should be made to the full text of the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança 2017 Study, each of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements include, but are not limited to,. Such forward-looking statements include, without limitation, statements with respect to mineral reserve and mineral resource estimates as well as LOM plans; targeting additional mineral resources and expansion of deposits; the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, including, but not limited to, the Company’s planned exploration, development and production activities; the significance and timing of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration, the significance of any drill results or new discoveries and targets including, but not limited to, extensions of defined mineralized zones, possibilities for mine life extensions or continuity of high-grade mineralization, the recoverable value of any metals other than copper, further extensions and expansion of mineralization near the Company’s existing operations and throughout the Curaçá Valley or the NX Gold Mine, statements with respect to the importance of any new discoveries including newly identified mineral systems, the significance of re-evaluation of the Company’s past producing open pit mines, the timing and advancement of ongoing projects including the Deepening Extension Project and the re-start of the Surubim open pit mine; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration and development including but not limited to the

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Deepening Extension Project at the MCSA Mining Complex; the significance of any potential optimization initiatives in connection with the Boa Esperança Property; the impact of the COVID-19 pandemic on the Company’s planned drill programs; the timing and amount of future production at the MCSA Mining Complex and the NX Gold Property; the timing and successful close of the NX Gold Transaction; the Company's ability to service its ongoing obligations, the Company's future production outlook, cash costs, capital resources, expenditures, and current global macroeconomic uncertainty stemming from the COVID-19 pandemic and its impact on the Company’s business, financial condition, results of operations, cash flows and prospects.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this MD&A including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially

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from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com and www.sec.gov.

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